Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interests	$518,353	$603,026	$382,207	$326,060	$1,089,309

Add:

Portion of rents representative of the interest factor	11,001	9,979	9,356	7,934	7,146

Interest expense	112,512	106,969	87,989	84,623	88,996

Income as adjusted	$641,866	$719,974	$479,552	$418,617	$1,185,451

Fixed charges:

Interest expense	$112,512	$106,969	$87,989	$84,623	$88,996

Portion of rents representative of the interest factor	11,001	9,979	9,356	7,934	7,146

Total	$123,513	$116,948	$97,345	$92,557	$96,142

Ratio of Earnings to Fixed Charges	5.2	6.2	4.9	4.5	12.3